FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

THE COMPANY

1. Name of issuer: Raindrop Texting Solutions, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Deborah Leanne Dahl
Dates of Board Service:	6/7/2017 - Present
Principal Occupation:	CEO
Employer:	Raindrop Texting Solutions
Dates of Service:	6/7/2017 - Present
Employer's principal business:	Political Marketing Technologies
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Employer:	Raindrop Texting Solutions
Employer's principal business:	Political Marketing Technologies
Title:	CEO
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management

Name:	Mikel Ray Brown
Dates of Board Service:	6/7/2017 - Present
Principal Occupation:	VP - Sales and Marketing
Employer:	Raindrop Texting Solutions
Dates of Service:	6/7/2017 - Present
Employer's principal business:	Political Marketing Technologies

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	No prior positions held with issuer

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Raindrop Texting Solutions
Employer's principal business:	Political Marketing Technologies
Title:	VP - Sales and Marketing
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management

Name:	Benjamin Jon Cardon
Dates of Board Service:	6/7/2017 - Present
Principal Occupation:	Senior Engineering Manager
Employer:	Digicert, Inc.
Dates of Service:	2013 - Present
Employer's principal business:	IT service management

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with company
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Digicert, Inc.
Employer's principal business:	IT service management
Title:	Senior Engineering Manager
Dates of Service:	2013 - Present
Responsibilities:	Managed team

Name:	Mark Robert Bennett
Dates of Board Service:	6/7/2017 - Present
Principal Occupation:	Director of Development
Employer:	Opiniion Inc.
Dates of Service:	4/2018 - Present
Employer's principal business:	Online Company Review Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with company
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Opiniion Inc.
Employer's principal business:	Online Company Review Services
Title:	Director of Development
Dates of Service:	4/2018 - Present

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Responsibilities:	Management
Employer:	Knowlysis
Employer's principal business:	Software Development
Title:	Software Engineer
Dates of Service:	5/2007 - 4/2018
Responsibilities:	Software development

Name:	Brent Philip Besselievre
Dates of Board Service:	6/7/2017 - Present
Principal Occupation:	VP - Training
Employer:	Raindrop Texting Solutions
Dates of Service:	6/7/2017 - Present
Employer's principal business:	Political Marketing Technologies
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with company
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Raindrop Texting Solutions
Employer's principal business:	Political Marketing Technologies
Title:	VP - Training
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management

Name:	John Bennett
Dates of Board Service:	6/7/2017 - President
Principal Occupation:	Financial Manager
Employer:	Avanyu Partners

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Dates of Service:	1995-present
Employer's principal business:	Real Estate and Venture Capital
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with company
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Avanyu Partners
Employer's principal business:	Real Estate and Venture Capital
Title:	Financial Manager
Dates of Service:	1995-Present
Responsibilities:	Financial Manager

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Deborah Leanne Dahl
Title:	President
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Raindrop Texting Solutions

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Employer's principal business:	Political Marketing Technologies
Title:	CEO
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management

Name:	Benjamin Jon Cardon
Title:	Vice President
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Digicert, Inc.
Employer's principal business:	IT service management
Title:	Senior Engineering Manager
Dates of Service:	2013 - Present
Responsibilities:	Management

Name:	Mikel Ray Brown
Title:	2nd Vice President
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Raindrop Texting Solutions
Employer's principal business:	Political Marketing Technologies
Title:	VP - Sales and Marketing
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management

Name:	Mark Robert Bennett
Title:	Treasurer
Dates of Service:	6/7/2017 - Present
Responsibilities:	Managing Finances
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Opiniion Inc.
Employer's principal business:	Online Company Review Services
Title:	Director of Development
Dates of Service:	4/2018 - Present
Responsibilities:	Management
Employer:	Knowlysis
Employer's principal business:	Software Development
Title:	Software Engineer
Dates of Service:	5/2007 - 4/2018
Responsibilities:	Software development

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Name:	Brent Philip Besselievre
Title:	Secretary
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Raindrop Texting Solutions
Employer's principal business:	Political Marketing Technology
Title:	VP - Training
Dates of Service:	6/7/2017 - Present
Responsibilities:	Management - training

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class ofSecurities Now Held	%Voting Power Prior to Offering
Mikel Brown	200,000 common	20%
Deborah Dahl	200,000 common	20%
Benjamin Cardon	200,000 common	20%

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.





raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Contents

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Executive Summary

Raindrop Texting Solutions, Inc. utilizes the power of SMS messaging to connect political campaigns with constituents, charities with donors, and businesses with customers, in a fun and engaging way, creating a relationship where the voices of individuals are heard, and organizations gain insight about their base, allowing for a more cohesive whole.

The time has come to return power back to "We the People." With 90% of Americans having a cellphone in hand, they can have instant two-way communication like never before. The power is literally in the hands of the individual. With Raindrop Texting Solutions, Inc., the ability to donate directly to their favorite candidate by a simple text will revolutionize the political landscape. Gone are the days of funneling the sacred funds donated to candidates through the Party Elite who will not distribute money the way you want. You can now support those candidates who hold your values directly.

Mission Statement

To put the power of "We the People" back into the palm of their hands.

Vision Statement

Water it, and it WILL grow!

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Overview

Company Purpose

To become the primary platform for grassroots organizations to inform, engage, organize and fundraise with their supporters.

There is truly a need to give average Americans the ability to have a real voice in politics. The government tends to go to those who show up or who pay huge sums of money. Raindrop Texting Solutions, Inc. enables any American with a cell phone to "show up" by donating a dollar or taking a four-question poll. These individual contributions combine to collectively make the voice of "We, The People" heard.

Customer Problem

Concerned citizens want to have an influence in public affairs. They want to be able to counter big-money donors and lobbyists who often have a greater influence on public policy than individual citizens do. Most people are willing, if it's simple to do, to voice their opinion or to donate even a few dollars to support a principled cause or candidate.

Grassroots organizations also face challenges when it comes to interacting with supporters. They need engaged supporters. Email is typically the method of informing them. The problem is that we are all so inundated with emails now that the typical read rate of email is only 20%. This is not a highly effective way of engaging people.

Another issue with email is the time slow time for a message to be read. The average email is read in three days. This will not help when an organization needs to get out an urgent and timely message.

Political campaigns need increased voter turnout. In 2016, voter turnout was at a twenty-year low.

The lifeblood for grassroots organizations is funding. Organizations need to raise money to continue operations. Being able to increase funding is vital.

Raindrop Solution

We know that many individual voices combined create a powerful force. That's why we're named Raindrop. We provide a way for individuals to have a voice, via their cell phone, with our text message marketing services.

Our three primary texting services are text messaging, text polling, and text fundraising.

Text Messaging: Organizations can get their message literally into their supporters hands and at the second it is needed. They will also have confidence knowing their message will actually be read. 98% of texts are read and the average text is read within three minutes. Individuals can now be informed of breaking news and action items via a platform that is simple and easy to utilize.

Text Polling: We provide a platform where groups can craft their own polls, in multiple formats. With our unique flash poll tool, sub-keywords correspond to the answers to questions. Respondents simply text a keyword answer. The organization asking the questions then receives instant feedback, with poll results

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Products and Services

Our texting services are used with a short code via client-specific keywords. For example, "Text RAINDROP to 53445."


Raindrop Technologies, Inc. Dashboard (BETA)
Polling
Text Blast
Donation Stats
Welcome Message
Reports
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Only one keyword can be used at a time. This makes it a unique identifier for each client. Clients can also have multiple keywords. With each keyword, a client can use our three primary services-messaging, polling and fundraising. Each of these services is shown on a client-specific, web-based dashboard when the keyword is selected. (see picture).

There are specific features within each service:

Text Messaging – a blast message is sent to each subscriber. Messages can be written and scheduled in advance. Messages can also be sent to specific filtered recipients within each keyword. Any web link can be inserted. A tinyurl generator is available as well.

Text Polling – polls are created within the client dashboard. A shareable results page is generated automatically.

Text Fundraising – a unique donation link tied to each keyword is generated. Donations are automatically processed and deposited via Stripe. Donation reports are generated.

Future Features and Products:

- Multimedia Messaging (MMS) - This enables pictures and videos to be sent within texts.
- White-label expansion – A more customizable interface for resellers.
- Sentimeter – This is a real-time feedback tool for smartphones.

Revenue Generation

Subscription Revenue

- Setup fee - We charge a one-time setup fee, pricing varies depending on plan.
- Monthly recurring fees – There are multiple plans that include varying features, primarily based on client size and usage.

Use-based Revenue

- Per text fees – The price per text message is one to five cents, depending on client size and usage.
- Donation Percentage – We keep a percentage of each donation. The number varies based on the plan. This is in addition to the Stripe processing fees.

Additional Revenue

- Consulting fees – We offer multiple managed service plans, where we can do the work for the client, including sending texts, creating polls, creating memes, etc.

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Market Opportunities

- Add-on services – We offer multiple a-la-cart services such as memes, website widget, etc.

Why Texting

54% of Americans have smartphones and carry them on average 16 hours per day. This direct access to customers is unprecedented. Given the amount of people and the time they spend with their smartphones, this toolset and technology is the most influential marketing tool available. Add to this that the FCC has mandated that SMS marketing is a fully user-permission based, with opt-in requirements for marketing text messages. All of this equates to a customer base that is willing and accessible.

SMS Mobile Marketing is the direction that the advertising industry is moving and gives legs to other marketing channels – store, online, television, radio, print and billboards. It enhances their effectiveness by making the buyer experiences interactive and personal. Because of this, mobile phone numbers will soon be the most important marketing asset and are becoming what landlines once were, unique identifiers of persons.

With metadata (data gathered from the data used by customers), content is higher quality on the users end as businesses tailor text messages to individual customers. As interaction between the customer and businesses increases, the more specific, tailored, and profitable, the content becomes making SMS marketing truly individualized. As discussed before, MSM has been used for retail marketing but is untapped for collegiate giving and is at the beginnings for political activism markets

Texting is Highly Effective
- Texting is highest rated contact method for customer satisfaction compared to all other communication channels (Text – 90; Phone – 77; Facebook – 66). (eWeek)
- The average response time for a text is 90 seconds. (CTIA)
- 97% of American adults text weekly. (Pew Research Center)

Left-leaning Candidates & Causes have used Texting for Years
- Obama raised millions via texting for a 2008 fundraiser with George Clooney
- They are way ahead of Right-leaning organizations in this technology

The Right is Starting to Wake up to Texting
- Ted Cruz and Donald Trump used texting in 2016

Small-dollar donations Elected last Two Presidents
- Percent of donations less than $200: 2012 - Obama 32%, Romney 5%, 2016 - Trump 26%, Clinton 16%

Market Segment Overview

Campaigns
- There are 435 US House, 33 Senate elections bi-annually.
- In 2018, there will be 36 Gubernatorial elections.
- 87 State Chambers, hundreds of seats, have elections in 2018.
- There was $4 billion spent just on non-presidential elections in 2016.

Causes
- There are 1.5 million nonprofit organizations in the United States.

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Sales and Marketing

Primary Customers

Our target market is national or statewide conservative political campaigns and conservative causes.

We will also target companies with a 500+ customer base, but our tools are geared specifically for campaigns and causes.

We will focus primarily on political campaigns to use our services for fundraising and constituent outreach. Mobile fundraising is a relatively new avenue for political fundraising. With most voting age people owning cell phones, there is a large opportunity to solicit donations via this medium. Constituent feedback can be obtained more quickly and directly via texting as well.

Left-leaning organizations were early adopters of mobile marketing starting with the 2008 presidential campaign. The Conservative side has been slower to adopt the mobile medium. We are positioning ourselves to be the counterweight in the political mobile marketing space.

Future Target Market

Colleges and Universities-student and alumni fundraising.

Alumni fundraising is traditionally done through direct mail. For recent graduates, it usually goes straight to the recycle bin. After paying thousands in tuition and student loans, the last thing they want to do is donate more money. But if they receive a simple text message asking for $5 or $10, and tied to a promotion or contest, they would be more apt to make that donation.

We aim to target students and alumni via this widely used mobile medium, to communicate school and athletics' news and to solicit donations starting in small increments.

Sales Distribution

We have success primarily through partners and events. Being a niche market, we have most success by networking at conservative events, and through conservative-minded and well-connected partnerships. These partnerships include political consultants, grassroots activists and conservative candidates. These partners primarily refer because of our conservative mindset, but some are paid commission as independent contractors. We aim to expand are partner network, enhance our white-label platform, and hire sales professionals.



Sales Distribution

0.03
0.23
0.51
0.18

■ Partners ■ Events ■ Cold ■ Unsolicited

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Competitive Advantage

Management Team

Our primary strength is our first mover advantage. Raindrop is currently the only conservative-based, conservative-focused SMS company with our grassroots specific tool set. We are positioned to gain significant market share with our targeted segments because of this advantage.

Competition

There are many shortcode texting companies that primarily offer push texting. Large retail businesses utilize push texting to send promotions and discounts. These texting companies such as EZ Texting, Trumpia, and Sumo Text have other features, but not fundraising and polling like we have.

Most texting companies are politically Left-leaning. There are two outright Left-leaning companies named Revolution & Hustle.

There is only one other Right-leaning texting company, named RumbleUp. They do peer-to-peer messaging and do NOT offer shortcode texting.

Raindrop is the ONLY conservative shortcode texting company. We are the only one with a grassroots organization-focused tool set.

Growth and Near-term Potential

We have had consistent growth year-over-year for the past three years. We've added clients ranging from a small local movie theater to a national issue-driven non-profit that utilized our tools at the 2016 Republican National Convention. We've also successfully helped candidates win local school board races to Congressional and Gubernatorial races.

As texting becomes more popular in politics and non-profit advocacy, our growth potential will remain high. We also plan on expanding our offerings to include long-code texting and peer-to-peer texting, to stave off competition from new companies like Rumble Up.

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Deborah Dahl
CEO
20 years grassroots leadership experience
Started multiple businesses

Mike Brown
VP-Sales & Marketing
20 years professional sales experience
B.S. in Marketing, MBA

BJ Cardon
CTO
12 years software development experience
Built platforms for startup & multi-million dollar companies

Mark Bennett
VP-Web Development
Career software engineer
B.S. in Computer Science

Brent Besselievre
VP-Training
Creative Lead
Started own business at age 16

RISK FACTORS

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

- We will face significant competition. Even though we are greatly positioned as an early mover, we expect an increasing number of companies of different sizes targeting this very attractive market.

- Any valuation at this stage is difficult to assess. The valuation cap for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

- Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for our independent research. Subscribers must believe that our product enables them to make better investment decisions, enhances their knowledge of early stage investing, makes the investment and due diligence process more time efficient, and/or provides a more convenient investing experience. Moreover, they must be willing to continue to pay for subscriptions at a level that allows the company to generate a profit.

- We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company.

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

- The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

- We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

- We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

- The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

- There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

- Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete.

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

- We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

- We may not be able to protect our intellectual property. We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

- Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations. Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

- It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

- We could become subject to regulation. Our business model involves providing retail investors with online educational content and independent research reports on early stage companies. Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

- Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

- We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

- The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

- General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

- Mark Robert Bennett is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

- Benjamin Jon Cardon is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

- Brent Philip Besselievre is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

- Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

        The purpose of this offering is to expand our marketing solution for our clients

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$500,000.00
Less: Offering Expenses	$800.00	$40,000.00
Net Proceeds	$9,200.00	$460,000.00
Use of Net Proceeds		
Marketing	$4,140.00	$207,000.00
Hiring	$3,220.00	$161,000.00
Business Development	$1,150.00	$57,500.00

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

General Operating Capital	$690.00	$34,500.00
Total Use of Net Proceeds	**$9,200.00**	**$460,000.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common stock at $5.00 per share

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Common Stock:						
	5,000,000	1,000,000	Yes ☑	No ☐	Yes ☐ No ☑	
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team;

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (15%), Check-list (15%), Venture Capital (16%), DCF- Long Term Growth (27%), and DCF with Multiples (27%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,550,453.**

The company has elected to go with a slightly more conservative valuation of $5,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
2,000 shares of common stock at $5 per share			
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

As of December 31, 2019 (the date of the reviewed financials, provided below in question 29) the company had $1,607 in cash and assets, $31,817 in liabilities, approximately $25,000 in paid-in capital, $38,000 in revenue, and ended the year at a net loss of ($4,867).

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

RAINDROP TEXTING SOLUTIONS, INC.
DBA RAINDROP TECHNOLOGIES, INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents

1

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OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

I have reviewed the accompanying financial statements of Raindrop Texting Solutions, Inc. dba Raindrop Technologies, Inc., which comprises the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
July 9, 2020

2

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OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(This page intentionally left blank.)

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Balance Sheets

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents *(note 1)*	$ 1,607	$ 5,130
Accounts receivable	-	-
Total current assets	1,607	5,130
Fixed Assets *(note 1)*	-	-
Total assets	$ 1,607	$ 5,130
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payables	31,876	30,532
Accrued payroll	-	-
Total current liabilities	31,876	30,532
Deferred income	-	-
Long term liabilities	-	-
Total liabilities	31,876	30,532
Stockholders' equity		
Common stock, $.001 par value, 10,000 shares		
Authorized, issued and outstanding *(note 3)*	10	10
Paid-in Capital- Common Stock	24,990	24,990
Retained deficit	(55,269)	(50,402)
Total Stockholders' equity (deficit)	(30,269)	(25,402)
Total liabilities and stockholders' equity (deficit)	$ 1,607	$ 5,130

See Independent Accountant's Review Report.

4

FP: ▲ truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Statements of Operations

	December 31, 2019	December 31, 2018
Sales revenue	$ 38,620	$ 33,641
Sales refunds	(167)	(73)
Cost of goods sold	(19,644)	(22,616)
Gross loss	18,809	10,952
Expenses:		
Advertising and marketing	92	325
Bank charges	330	823
Commissions	10,204	11,652
Professional fees	3,889	458
General and administrative expenses	1,632	2,061
Travel and meals	-	805
Total operating expenses	16,147	16,124
Operating income (Loss)	2,662	(5,172)
Other income (expenses)		
Interest expense	(7,529)	(2,324)
Interest income	-	1
Total other expenses	(7,529)	(2,323)
Net loss	(4,867)	(7,495)

See Independent Accountant's Review Report.

5

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $.001		Common stock Paid-in Capital		Retained Deficit		Total	
Balance at December 31, 2017	$	10	$	24,990	$ (42,907)	$	(17,907)	
Plus: Stockholders' Contributions		-		-	-		-	
Less: Net Loss		-		-	(7,495)		(7,495)	
Balance at December 31, 2018	$	10	$	24,990	$ (50,402)	$	(25,402)	
Plus: Stockholders' Contributions		-		-	-		-	
Less: Net Loss		-		-	(4,867)		(4,867)	
Balance at December 31, 2019	$	10	$	24,990	$ (55,269)	$	(30,269)	

See Independent Accountant's Review Report.

6

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Statements of Cash Flows

	December 31,	
	2019	2018
Operating activities		
Net Loss	$ (4,867)	$ (7,495)
Add: depreciation expense	-	-
Increase (decrease) trade payables	1,344	7,710
Net cash used by operating activities	3,523	215
Investing activities		
Purchase of fixed assets	-	-
Net cash used in investing activities	-	-
Financing activities		
Payment on shareholder loan	-	-
Proceeds from Preferred stock issuance	-	-
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents *(note 1)*	(3,523)	215
Cash and cash equivalents at beginning of year	5,130	4,915
Cash and cash equivalents at end of year	$ 1,607	$ 5,130

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 7,385	$ 2,164
Cash paid for income taxes	-	-

See Independent Accountant's Review Report.

7

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Raindrop Texting Solutions, Inc. dba Raindrop Technologies, Inc., (the Company), is a development stage Utah corporation. The financial statements of Raindrop Texting Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cedar Hills, Utah.

The Company's mission is to become the primary platform for grassroots organizations to inform, engage, organize and fundraise with their supporters. We intend to create a new generation where the power of "We the People" is put back into the palm of average American's hands. Raindrop Texting Solutions, Inc. utilizes the power of SMS messaging to connect political campaigns with constituents, charities with donors, and businesses with customers, in a fun and engaging way, creating a relationship where the voices of individuals are heard, and organizations gain insight about their base, allowing for a more cohesive whole. We provide the ability to users to donate directly to their favorite candidate by a simple text will revolutionize the political landscape.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

See Independent Accountant's Review Report.

8

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Notes to Financial Statements (continued)
December 31, 2019

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are recorded at cost. Depreciation is computed using a mid-month straight line method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Items less than $1,000 are expensed as incurred. Repairs and maintenance performed on equipment or software are expensed as incurred.

Income Taxes

The Company files income tax returns for U.S. federal income tax purposes and in the state of Utah. All income tax returns filed by the Company are subject to examination by taxing authorities. Raindrop being an S Corp does not pay income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on Company's taxable income.

3. Common Stock, Stock options and Warrants

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

See Independent Accountant's Review Report

9

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Raindrop Texting Solutions, Inc.
dba Raindrop Technologies, Inc.

Notes to Financial Statements (continued)
December 31, 2019

4. Commitments and Contingencies

As of the date of issuance of financials July 9, 2020, the company has no commitments or contingencies.

5. Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the years ended December 31, 2019 and 2018, the Company had net losses of approximately $4,867 and $7,495, respectively, due to developing and launching their product as well as expanding its customer base. The Company continues to grow its customer base, develop its sales force and enhance its marketing capabilities, with additional funding required to support operations. Whether and when the Company can attain profitability and consistently achieve positive cash flows is uncertain and is contingent upon several factors, including ongoing expansion of customer base and improvement of sales margins.

The Company plans to raise additional capital through crowdfunding in 2020 to expand to new markets and increase recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

6. Subsequent Events

Management has evaluated subsequent events through July 9, 2020, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

10

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    No other material information

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: raindroptext.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

    10. Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

    (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

    (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

FP: truCrowd

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Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between Raindrop Technologies, Inc ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of Raindrop Technologies, Inc (the "Company"), a Utah Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ (_____) shares of common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be five dollars ($5.00) for an aggregate purchase price of _____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
    (a)   **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the

FP: ⬤ truCrowd

raindrop
💧

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Utah and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

6. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set

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raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

forth on the signature page hereof, at a per share price equal to zero dollars and 50/100 ($0.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(e)   To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f)   The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g)   The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h)   The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i)   The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**2,000**	**$10,000**	$9,200
Maximum Amount	**100,000**	**$500,000**	**$460,000**

Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

FP: truCrowd

raindrop

Raindrop Texting Solutions, Inc.
10742 N ShinnecockCedar Hills
UT 84062
801-390-0058

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

7. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

8. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

raindrop

OFFERING STATEMENT

2,000 shares of common stock at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

9. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

10. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

11. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

12. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

> **(a) If to Purchaser:**

Name _____

Email _____

> **(b) If to Seller:**

Name _____

Email _____

13. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____